UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

CNX Resources Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

12653C108

(CUSIP Number)

August 2, 2024

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12653C108

1	Name of Reporting Person: MFN Partners, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,480,028
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,480,028

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,480,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 12653C108

1	Names of Reporting Person: MFN Partners GP, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,480,028
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,480,028

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,480,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 12653C108

1	Names of Reporting Person: MFN Partners Management, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,480,028
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,480,028

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,480,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 12653C108

1	Names of Reporting Person: MFN Partners Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,480,028
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,480,028

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,480,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 12653C108

1	Names of Reporting Person: Michael F. DeMichele I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,480,028
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,480,028

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,480,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 12653C108

1	Names of Reporting Person: Farhad Nanji I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,480,028
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,480,028

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 9,480,028
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 12653C108

SCHEDULE 13G

Item 1(a)	Name of Issuer: CNX Resources Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: CNX Center, 1000 Horizon Vue Drive, Canonsburg, PA 15317-4000

Item 2(a)

Name of Persons Filing:

This Schedule 13G is being filed by and on behalf of (i) MFN Partners, LP (the “Partnership”); (ii) MFN Partners GP, LLC (“MFN GP”), as the general partner of the Partnership; (iii) MFN Partners Management, LP (“MFN Management”), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC (“MFN LLC”), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if None, Residence: c/o MFN Partners Management, LP , 222 Berkeley Street, 13th Floor, Boston, MA 02116

Item 2(c)

Citizenship:

The Partnership is a Delaware limited partnership. MFN GP is a Delaware limited liability company. MFN Management is a Delaware limited partnership. MFN LLC is a Delaware limited liability company. Michael F. DeMichele is a citizen of the United States and Farhad Nanji is citizen of Canada.

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value

Item 2(e)	CUSIP Number: 12653C108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.

Item 4

Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Schedule 13G. Percentage ownership is based on 151,226,872 shares of Common Stock outstanding as of July 12, 2024, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2024 filed with the Securities and Exchange Commission on July 25, 2024.

The shares reported herein are directly held by the Partnership. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

CUSIP No. 12653C108

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 12653C108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2024

MFN PARTNERS, LP

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS GP, LLC

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS MANAGEMENT, LP

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS MANAGEMENT, LLC

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

FARHAD NANJI

/s/ Farhad Nanji
Farhad Nanji, individually

MICHAEL F. DEMICHELE

/s/ Michael F. DeMichele
Michael F. DeMichele, individually